April 9, 2013

Katherine Hsu, Esq.
Office Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C.  20549

Re:           SLC Student Loan Trust 2010-1
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-164557-01

Dear Ms. Hsu:

SLC Student Loan Receivables I Inc. (the “Company”) has received your letter dated March 14, 2013.  Our detailed response to your comments appears below:

Item 15 - Exhibits, Financial Statement Schedules, page 5

Exhibits 33.1, 33.2, 33.3 and 33.4

1.
We note that the lists of applicable servicing criteria for each of the asserting parties do not match the lists of applicable servicing criteria for servicer set forth as attachments to your transaction agreements (filed on Forms 8-K) for SLC Student Loan Trust 2010-1.  In addition, it is not clear if all the assessments with respect to each of the applicable servicing criteria cover the entire reporting period, as required.  With a view towards disclosure, please tell us, for each servicing criterion listed in Item 1122(d) of Regulation AB, the entity participating in the servicing function that is assigned responsibility for such criterion, as applicable, for the entire reporting period.  Please provide a response that applies to SLC Student Loan Trust 2010-1.  Please provide the information in a graph or table if doing so will aid understanding.

Response:

Attached please find a table identifying the period of time during the 2011 calendar year that each party participating in the servicing function (collectively, the “Servicers”) on behalf of SLC Student Loan Trust 2010-1 (the “Trust”) was assigned responsibility for each of the servicing criteria set forth in Item 1122(d) Regulation AB.  The Company believes that certain of the servicing criteria are not applicable to the Trust, even though such servicing criteria were designated as being applicable in the forms of assessments of compliance attached to the related transaction agreements filed on Forms 8-K.  Specifically, the Company believes that the following servicing criteria are not applicable: 1122(d)(1)(iii), 1122(d)(2)(iii), 1122(d)(2)(vi) and 1122(d)(4)(x)-(xiii).

In the case of servicing criterion 1122(d)(2)(iii), The Student Loan Corporation assessed compliance with that criterion for a portion of the 2011 calendar year, but the Company believes that such criterion is not applicable because advances and guarantees are not required to be made under the applicable transaction documents.

The Company believes that all applicable Item 1122(d) servicing criteria are covered by the applicable Servicer with the possible exception of one criterion for part of the 2011 calendar year.  The Company identified one servicing criterion, 1122(d)(4)(v), that was the subject of an assessment of compliance by Sallie Mae, Inc. for a portion of the 2011 calendar year.  Please see the attached chart for more specific detail.  The Company is continuing to work with the Servicers in order to determine whether such criterion should have been the subject of an assessment of compliance for the entirety of the 2011 calendar year, or whether there are circumstances that would have rendered such criterion inapplicable for the portion of such calendar year that is not the subject of an assessment by the Servicers.  Due to employee turnover and vacation scheduling, the Company has been unable to resolve this question since receipt of your letter.  The Company will file another response with you, on or before April 19, 2013, informing you of the determination it has made with respect to this criterion and advising you of any subsequent action that it intends to take in respect thereof.

Exhibit 35.3

2.
We note the use of the singular “Trust” in paragraph (c) of the Servicer Compliance Statement.  Please confirm that SLC Student Loan Trust 2010-1 is covered by paragraph (c) of the Servicer Compliance Statement.  If you can confirm this, please also confirm that you will correct paragraph (c) in future filings to ensure that it states that the Servicer has fulfilled all of the obligations under the Servicing Agreement for all of the relevant Trusts covered by the filed Servicer Compliance Statement.

Response:

The Company has confirmed with Sallie Mae, Inc. that the Trust is covered by paragraph (c) of the Servicer Compliance Statement.  The Company also confirms that it will correct paragraph (c) in future filings on behalf of SLC Student Loan Trust 2010-1 to ensure that the Servicer has fulfilled all of the obligations under the Servicing Agreement for the Trust (or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure), in accordance with Item 1123 of Regulation AB.

____________________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Matthew Joseph at Bingham McCutchen LLP (telephone number (212) 705-7333), with any additional comments or questions you may have regarding the filing.

Sincerely,

/s/ Calvin C. Balliet

Calvin C. Balliet
Chairman of the Board
SLC Student Loan Receivables I, Inc.
(senior officer in charge of securitization of the depositor)

cc:           LuLu Cheng, Special Counsel
United States Securities and Exchange Commission

Attachment

Regulation AB Item 1122 Criteria	33.1 The Student Loan Corporation Assessment	33.2 Citibank, N.A. Assessment 1	33.3 Citibank, N.A. Assessment 2	33.4 Sallie Mae, Inc. Assessment
1122(d)(1)(i)	1/1 to 10/7	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(1)(ii)	1/1 to 10/7	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(1)(iii)	N/A	N/A	N/A	N/A
1122(d)(1)(iv)	N/A	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(2)(i)	1/1 to 10/7	N/A	N/A	10/8 to 12/31
1122(d)(2)(ii)	N/A	N/A	1/1 to 12/31	N/A
1122(d)(2)(iii)	1/1 to 10/7	N/A	N/A	N/A
1122(d)(2)(iv)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(2)(v)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(2)(vi)	N/A	N/A	N/A	NA
1122(d)(2)(vii)	1/1 to 4/30	N/A	N/A	5/1 to 12/31
1122(d)(3)(i)	1/1 to 4/30	N/A	N/A	5/1 to 12/31
1122(d)(3)(ii)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(3)(iii)	1/1 to 4/30	N/A	1/1 to 12/31	N/A
1122(d)(3)(iv)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(4)(i)	1/1 to 10/7	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(4)(ii)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(iii)	1/1 to 10/7	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(iv)	1/1 to 10/7	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(v)	N/A	N/A	N/A	10/8 to 12/31
1122(d)(4)(vi)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(vii)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(viii)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(ix)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(x)	N/A	N/A	N/A	N/A
1122(d)(4)(xi)	N/A	N/A	N/A	N/A
1122(d)(4)(xii)	N/A	N/A	N/A	N/A
1122(d)(4)(xiii)	N/A	N/A	N/A	N/A
1122(d)(4)(xiv)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(xv)	1/1 to 10/7	1/1 to 10/8	N/A	10/8 to 12/31